02033070

FORM 6-K

P.E. 2-28-02

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

For the month of: FEBRUARY 2002

SEC Registration Number 0-18670

ROCKWELL VENTURES INC.
1020-800 West Pender Street
Vancouver, BC
V6C 2V6

RECEIVED MAY - 9 2002 164

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

Enclosed:

1. Financial statements for the period ended February 28, 2002 with schedules.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAY 1 5 2002
THOMSON FINANCIAL

ROCKWELL VENTURES INC.

SHIRLEY MAIN

May 7, 2002

ROCKWELL VENTURES INC.
CONSOLIDATED FINANCIAL STATEMENTS
FEBRUARY 28, 2002

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

ROCKWELL VENTURES INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

		February 28, 2002		May 31, 2001
Assets				
Current assets				
Cash and equivalents	$	704,056	$	574,515
Marketable securities (note 3)		26,400		28,857
Amounts receivable and prepaid		19,710		212,405
Advances to related parties (note 7)		278,242		263,353
		1,028,408		1,079,130
Mineral property interests (note 5)		46,858		46,857
	$	1,075,266	$	1,125,987
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	24,802	$	291,188
Shareholders' equity				
Share capital (note 6)		7,968,014		6,983,234
Subscriptions received (note 9)		10,000		-
Deficit		(6,927,550)		(6,148,435)
		1,050,464		834,799
Nature and continuance of operations (note 1)				
Subsequent equity financing (note 9)				
	$	1,075,266	$	1,125,987

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

Ronald W. Thiessen
Director

Robert G. Hunter
Director

ROCKWELL VENTURES INC.

Consolidated Statements of Operations
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended Feb. 28, 2002	Three months ended Feb. 28, 2001	Nine months ended Feb. 28, 2002	Nine months ended Feb. 28, 2001
Expenses				
Exploration (statement)	$ 126,026	$ 1,131,983	$ 396,443	$ 1,853,511
Legal, accounting and audit	38,505	88,832	112,242	216,198
Office and administration	50,225	267,047	233,233	348,740
Shareholder communications	2,880	15,717	22,951	35,794
Trust and filing	11,097	8,114	23,552	12,881
Travel and conferences	6,578	49,085	27,471	58,929
	235,311	1,560,778	815,892	2,526,053
Other items				
Foreign exchange gain	(13,313)	(21,397)	(8,381)	(17,515)
Gain on sale of subsidiaries (note 2)	(30,000)	-	(30,000)	-
Interest Income	(69)	(2,992)	(3,294)	(12,815)
Loss on sale of marketable securities	-	-	1,298	-
Write-down of marketable securities (note 3)	3,600	-	3,600	-
	(39,782)	(24,389)	(36,777)	(30,330)
Loss for the period	$ (195,529)	$ (1,536,389)	$ (779,115)	$ (2,495,723)
Loss per share	$ (0.004)	$ (0.040)	$ (0.017)	$ (0.065)
Weighted average number of common shares outstanding	44,544,014	38,379,689	44,544,014	38,329,860

Consolidated Statements of Deficit
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Nine months ended Feb. 28, 2002	Nine months ended Feb. 28, 2001
Deficit, beginning of period, as restated (note 4)	$ (6,148,435)	$ (2,014,293)
Loss for the period	(779,115)	(2,495,723)
Deficit, end of period, as restated	$ (6,927,550)	$ (4,510,016)

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)
(Unaudited - prepared by management)

	Three months ended Feb. 28, 2002	Three months ended Feb. 28, 2001	Nine months ended Feb. 28, 2002	Nine months ended Feb. 28, 2001
Cash provided by (applied to)				
Operations				
Loss for the period	$ (195,529)	$ (1,536,389)	$ (779,115)	$ (2,495,723)
Net changes in non-cash working capital items				
Amounts receivable and prepaid	8,222	(50,148)	192,695	(88,015)
Accounts payable and accrued liabilities	(21,574)	175,312	(266,388)	225,465
	(208,881)	(1,411,225)	(852,808)	(2,358,273)
Investments				
Acquisition of capital assets	-	(101,947)	-	(101,947)
Mineral property acquisition costs	-	-	1	-
Marketable securities	(26,400)	-	2,457	-
	(26,400)	(101,947)	2,458	(101,947)
Financings				
Advances to related parties	(55,443)	-	(14,889)	-
Issuance of share capital	984,780	2,735,877	984,780	2,809,771
Subscriptions received	10,000	-	10,000	-
	939,337	2,735,877	979,891	2,809,771
Increase in cash and equivalents	704,056	1,222,705	129,541	349,551
Cash and equivalents, beginning of period	-	29,575	574,515	902,729
Cash and equivalents, end of period	$ 704,056	$ 1,252,280	$ 704,056	$ 1,252,280

The accompanying notes are an integral part of these consolidated financial statements.

ROCKWELL VENTURES INC.

Consolidated Statement of Exploration Expenses

(Expressed in Canadian dollars)

(Unaudited - prepared by management)

	Haut Plateau Property	Pedra Branca Property	Ricardo Property	Nine months ended February 28, 2002	Year ended May 31, 2001
Exploration expenses					
Assay and analysis	$ 110	$ 3,975	$ -	$ 4,085	$ 331,760
Claim staking	30,000	-	-	30,000	-
Drilling	-	-	-	-	206,611
Engineering	530	425	23,401	24,356	48,349
Environmental	-	-	-	-	886
Equipment rental	3,845	1,414	3,296	8,555	47,210
Freight	-	-	-	-	1,672
Geological	38,393	3,017	2,074	43,484	1,394,594
Graphics	4,877	-	-	4,877	179,507
Property maintenance fees	60,000	-	-	60,000	148,893
Property fees/assessment	8,951	-	23,786	32,737	170,250
Site activities	25,708	47,914	84,632	158,254	325,874
Travel and accommodation	12,494	17,383	218	30,095	261,906
Incurred during the period	184,908	74,128	137,407	396,443	3,117,512
Cumulative exploration costs, beginning of period	-	3,268,941	1,100,329	4,369,270	1,251,758
Cumulative exploration costs, end of period	$ 184,908	$ 3,343,069	$ 1,237,736	$ 4,765,713	$ 4,369,270

The accompanying notes are an integral part of these consolidated financial statements.

Mineral property interests (note 5).

(Expressed in Canadian Dollars)

1. NATURE OF OPERATIONS

Rockwell Ventures Inc. is incorporated under the Company Act of British Columbia, and its principal business activity is the exploration of mineral properties, with its principal mineral property interests located in Canada and Chile.

At the date of these consolidated financial statements, the Company has not been able to identify a known body of commercial grade ore on any of its properties. The ability of the Company to realize the costs it has incurred to date on these properties is dependent upon the Company being able to identify a commercial ore body, to finance its exploration costs and to resolve any environmental, regulatory or other constraints which may hinder the successful development of the property.

These consolidated financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and the ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet is obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

2. BASIS OF PRESENTATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

The Company's subsidiary, Minera Ricardo Resources Inc. S.A. ("Ricardo") was incorporated on August 5, 1997 under the laws of Chile and commenced active business on January 1, 1998.

On March 22, 2000, the Company incorporated two subsidiaries, N3C Resources Inc. ("N3C") and N4C Resources Inc. ("N4C") under the laws of the Cayman Islands. Rockwell Mineracao Limitada ("Mineracao"), a wholly-owned subsidiary of N4C Resources Inc., was incorporated on March 23, 2000 under the laws of Brazil. N4C Resources Inc. holds 99.90% of the shares of Rockwell Mineracao Limitada and N3C Resources Inc. holds 0.10% of the shares.

On January 22, 2002 the Company's directors passed a resolution to sell N3C, N4C and Mineracao for 120,000 free trading shares of Geostar Metals Inc. at a deemed price of $0.25 per share or net total proceeds of $30,000. As at the report date, the wind up has not yet been completed.

3. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries 549949 BC Ltd. and Minera Ricardo Resources Inc. S.A. All significant inter-company balances and transactions have been eliminated.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd…)

Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

Cash and equivalents represent highly liquid market investments with an original maturity of three months or less.

Mineral property interests

Mineral property acquisition costs are deferred until the property to which they relate is placed into production sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests, pursuant to the terms of the agreement. Mineral property acquisition costs for properties for which the Company does not possess unrestricted exploration rights, such as option agreements, are expensed in the year they are incurred or until a feasibility study has determined that the property is capable of commercial production.

Exploration expenses and option payments incurred prior to the determination of the feasibility of mining operations are charged to expenses as incurred. Development expenditures incurred subsequent to such determination and to increase production or to extend the life of existing production are to be capitalized and amortized over the estimated life of the property.

Administrative expenditures are expensed in the year incurred.

The amount shown for mineral property interests represents acquisition costs incurred to date and the fair value of common shares issued and does not necessarily reflect present or future values.

Marketable securities

Marketable securities are recorded at the lower of cost and quoted market value. Marketable securities held at February 28, 2002 consist of 120,000 shares in Geostar Metals Inc., which have been recorded at the quoted market value of $26,400.

Environmental protection and rehabilitation costs

The Company's policy relating to environmental protection and land reclamation programs is to charge to operations during the period any costs incurred on environmental protection and land reclamation. At this time the Company does not foresee the necessity to make any material expenditures in this area.

Values

The amounts shown for the mineral property interests represent costs to date, and do not necessarily represent present or future values, as they are entirely dependent upon the economic recovery of current and future ore reserves, of which the Company currently has none.

3. SIGNIFICANT ACCOUNTING POLICIES (cont'd....)

Income taxes

Effective January 1, 2000, the Company has retroactively adopted the liability method of accounting for income taxes, following new standards adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standards resulted in no adjustments to opening retained earnings. Under the new standards, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the years in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Foreign currency translation

Financial statements of the Company's foreign subsidiaries are translated into Canadian dollars using the temporal method whereby all monetary assets and liabilities are translated at the rate of exchange at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. Income and expenses are translated at rates, which approximate those in effect on transaction dates. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each period end are included in earnings.

Financial instruments

The Company's financial instruments consist of cash and equivalents, marketable securities, amounts receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is the Company's view that it is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

Loss per share

Loss per share is calculated using the weighted-average number of shares outstanding during the period. Fully diluted loss per share has not been presented, as the effect on basic loss per share would be anti-dilutive for all periods.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to the policies of the Canadian Venture Exchange. No compensation is recognized when stock options are granted or extended. Any consideration received on exercise of stock options is credited to share capital.

Comparative figures

Certain of the prior periods' comparative figures have been reclassified to conform to the presentation adopted for the current period.

(Expressed in Canadian Dollars)

4. CHANGE IN ACCOUNTING POLICY

During the period ended November 30, 2001, the Company changed its method of accounting for mineral property exploration costs to expense such costs until the completion of a feasibility study. Prior to the change, the Company capitalized such costs to deferred exploration costs. This change has been applied retroactively and has increased the deficit as at June 1, 1999 by $718,017, increased the loss for the year ended May 31, 2000 by $388,578 and decreased the loss for the year ended May 31, 2001 by $203,933.

	Period ended Feb. 28, 2002	Years ended May 31, 2001	2000
Deficit, beginning of period, as previously reported	$ (5,245,773)	$ (907,698)	$ (452,112)
The effect of expensing exploration costs (statement)	(902,662)	(1,106,595)	(718,017)
Deficit, beginning of period, restated	(6,148,435)	(2,014,293)	(1,170,129)
Loss for the period	(779,115)	(4,134,142)	(844,164)
Deficit, end of period, restated	$ (6,927,550)	$ (6,148,435)	$ (2,014,293)

5. MINERAL PROPERTY INTERESTS

	Balance at May 31, 2001	Additions	Balance at Feb. 28, 2002
Haut Plateau Property	$ -	$ 1	$ 1
Pedra Branca Property	-	-	-
Ricardo Property	46,857	-	46,857
	$ 46,857	$ 1	$ 46,858

Title to mining properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently complicated conveyancing history characteristic of many mining properties. The Company does not have title insurance but has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Fox River Property

On June 6, 2001, the Company obtained the right, subject to the fulfillment of certain conditions, to acquire from Hunter Dickinson Group Inc. ("HD"), HD's option to earn a 60% participating joint venture interest in the 314,000 hectare Fox River property in Manitoba from Falconbridge Limited ("Falconbridge"). Consideration for the assignment is reimbursement to HD of its actual costs to date of approximately $800,000 as at June 6, 2001 and 2,000,000 Rockwell common share purchase warrants exercisable at $0.40 per share for two years.

On November 15, 2001, due to the uncertainty of securing sufficient financing in time to meet the first year earn-in requirements, the Company entered into a property reorganization agreement with HD and Amarc Resources Ltd. ("Amarc"), both non-arms length parties. Amarc will take-over the Fox River project by assuming exploration costs of approximately Cdn$2.5 million incurred by HD on recent work programs. The Company will cancel a proposed issuance of 2 million share purchase warrants to HD and Amarc will issue to the Company up to 1,000,000 Amarc common share purchase warrants in tranches of 200,000 warrants upon completion of each Cdn$2.5 million of expenditures on the Fox River Property. The initial two year warrants will be exercisable at Cdn$1.00 but for each additional tranche, the exercise price will increase by Cdn$0.25.

(Expressed in Canadian Dollars)

5. MINERAL PROPERTY INTERESTS (cont'd...)

Haut Plateau Property

November 15, 2001, the Company entered into an assignment agreement with Hunter Dickinson Group Inc. ("HD"), whereby HD has agreed to assign to the Company for nominal consideration its earn-in option from Falconbridge Limited on a new nickel-copper-cobalt discovery located in eastern Canada, where a Voisey's Bay type target has been identified. The Company will have the right to operate and, at its option, acquire a 60% participating joint venture interest in the new property by incurring Cdn$10 million in staged exploration expenditures by April 30, 2006. The first Cdn$1 million of expenditures is to be expended by April 30, 2002. Upon the Company earning a 60% interest, a joint venture will be formed with each party paying its proportionate share of exploration expenses. Falconbridge has a back-in-right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the debt financing and requisite completion guarantees for development of a mine.

Pedra Branca Property

On February 24, 2000, the Company entered into an assignment agreement with Hunter Dickinson Group Inc. ("HD") whereby HD assigned its option to earn the 60% interest in the Pedra Branca property to the Company. As part of the agreement, the Company purchased 483,333 units in Altoro Gold Corp. ("Altoro"), through a private placement, for a total cost of $290,000. Each unit was comprised of one common share and one share purchase warrant. As sole consideration for HD's assignment of the option, the Company transferred to HD the benefit of the share purchase warrants in Altoro. To acquire its 60% interest, the Company was required to expend a total of US$7,000,000 on the Pedra Branca Project within four years; and issue a minimum of 500,000 shares of the Company to Altoro, having a minimum value of US$500,000, over four years.

As at May 31, 2001, the Company had disbursed US$90,000 and issued to Altoro 125,433 common shares, at a deemed value of US$50,000 for option payment. Subsequently, the Company curtailed drilling because the four targets tested by drilling did not appear to have the size or continuity to harbor large-scale PGM deposits. As a result the Company decided not to exercise its option to acquire an interest in the Pedra Branca property and wrote-off all related costs, of which $74,128 were expensed in fiscal 2002.

Ricardo Property

The Company holds a 100% interest in certain exploration and exploitation concessions in Chile. These concessions are comprised of approximately 18,300 hectares.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL

	Number of Shares	Amount
Authorized 100,000,000 common shares, without par value		
Common shares issued:		
Balance May 31, 2000	27,163,516	$ 620,646
For acquisition of mineral property	125,433	73,893
For private placement (net of issue costs)	4,519,231	2,735,672
For private placement (net of issue costs)	1,728,300	1,224,225
Balance May 31, 2001	43,772,900	6,983,234
For private placement (net of issue costs)	6,545,500	984,780
Balance February 28, 2002	50,318,400	$ 7,968,014

Share purchase options

Share purchase option transactions and options outstanding are as summarized below:

Expiry date	Exercise Price	May 31, 2001	Granted	Exercised	Expired/ Cancelled	Feb. 28, 2002
November 15, 2001	$ 0.32	200,000	--	--	(200,000)	--
March 2, 2003	0.16	300,000	--	--	--	300,000
April 6, 2005	0.16	35,000	15,000	--	--	50,000
May 30, 2002	0.60	25,000	--	--	--	25,000
May 30, 2003	0.16	1,039,000	--	--	(226,000)	813,000
February 20, 2003	0.60	15,000	--	--	--	15,000
June 11, 2003	0.16	--	27,000	--	--	27,000
November 21, 2003	0.16	--	100,000	--	--	100,000
		1,614,000	142,000	--	(426,000)	1,330,000
Weighted average exercise price		$ 0.19	$ 0.16	$ --	$ 0.24	$ 0.17

During February 2002, the Company amended the exercise price of 1,401,000 options from their original exercise prices in the $0.32 to $0.74 range to $0.16 in order to reflect current market conditions.

(Expressed in Canadian Dollars)

6. SHARE CAPITAL (cont'd...)

Share purchase warrants

Share purchase warrant transactions and warrants outstanding are as summarized below:

Expiry date	Exercise Price	May 31, 2001	Issued	Exercised	Expired	Feb. 28, 2002
April 22, 2002	$ 0.35	1,872,500	--	--	--	1,872,500
April 22, 2002	0.65	827,500	--	--	--	827,500
March 9, 2003	0.35	1,123,600	--	--	--	1,123,600
March 9, 2003	0.65	604,700	--	--	--	604,700
January 4, 2003	0.16	--	6,398,000	--	--	6,398,000
July 4, 2003	0.16	--	147,500	--	--	147,500
		4,428,300	6,545,500	--	--	10,973,800
Weighted average exercise price		$ 0.45	$ 0.16	$ --	$ --	$ 0.28

On July 27, 2001, the Company amended the exercise price of 4,428,300 previously issued share purchase warrants from their original exercise prices in the $0.65 to $0.80 range to $0.35 in order to reflect current market conditions. On September 22, 2001, 1,432,200 of these warrants, to insiders of the Company, reverted back to their original exercise price of $0.65, pursuant to requirements of the Canadian Venture Exchange.

7. RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

	Nine months ended February 28, 2002	Year ended May 31, 2001
Services rendered from		
Hunter Dickinson Inc. (a)	$ 279,673	$ 1,650,658
Hunter Dickinson Group Inc. (b)	165,928	--
Gordon J. Fretwell Law Corporation (c)	36,169	88,773
Euro-American Capital (d)	19,287	73,670

	As at February 28, 2002	As at May 31, 2001
Net balances receivable from		
Hunter Dickinson Inc. (a)	$ 278,242	$ 263,353

(a) Hunter Dickinson Inc. and its wholly-owned subsidiaries are private companies with certain common directors that provide geological, corporate development, administrative and management services to the Company on a full cost recovery basis. The balances payable to Hunter Dickinson Inc. have arisen from temporary working capital advances made from that Company in excess of amounts owing to it for services rendered.

(Expressed in Canadian Dollars)

7. RELATED PARTY TRANSACTIONS (cont'd...)

(b) Services rendered by Hunter Dickinson Group Inc. ("HD"), a private company with certain common directors, have arisen from the assignment of the Haut Plateau Property.

(c) Gordon J. Fretwell Law Corporation is a private company controlled by a director that provides legal services to the Company based on the fair market value of those services.

(d) Euro-American Capital is a private company controlled by a director that provides management services to the Company based on the fair market value of those services.

The fair value of the amounts due to related parties are not determinable as they are without interest and do not have any specific terms of repayment.

8. INCOME TAXES

Income tax expenses varies from the amount that would be computed by applying the combined federal and provincial income tax rate of 44.6% (2000 - 45.6%; 1999 - 45.6%) to income before taxes as follows:

	2001	2000	1999
Loss before income tax recovery	$ (4,338,075)	$ (455,586)	$ (361,476)
Expected income tax recovery	(1,934,781)	(207,747)	(164,833)
Tax loss benefit not recognized for book purposes	1,934,781	207,747	164,833
Income tax expense	$ --	$ --	$ --

The significant component of the Company's future tax assets are as follows:

	2001	2000
Net operating loss carry forwards	$ 849,239	$ 490,339
Cumulative exploration and development expenses	1,338,921	259,412
Other	134,969	56,780
	2,323,129	806,531
Less: valuation allowance	(2,323,129)	(806,531)
Net future tax assets	$ --	$ --

The Company has non-capital losses carried forward of approximately $1,904,000 (2000 - $1,075,304) which may be applied against future years taxable income expiring beginning in 2008. Subject to certain restrictions, the Company also has resource expenditures of approximately $3,114,000 available to reduce taxable income in future years.

(Expressed in Canadian Dollars)

9. SUBSEQUENT EQUITY FINANCING

On March 6, 2002 the Company announced an agreement in principle with certain private investors comprising sophisticated purchasers and accredited financial institutions in the Middle East and Europe to privately place 3,125,000 non flow-through and in Canada 1,875,000 flow-through Units at a price of $0.16 per Unit, for gross proceeds of $800,000. Each Unit will comprise one common share and a share purchase warrant exercisable to purchase an additional share at a price of $0.16, for an eighteen month period for the non flow-through units and a 12 month period for flow-through units from the date of issuance. The flow-through Unit consists of one flow-through common share and one non flow-through warrant. The Company will pay placement fees and warrants in accordance with CDNX Policies on a portion of the private placement. Regulatory financing approval was received on April 19, 2002. Subsequent to the quarter end the Company has received a total of $615,000 in equity subscriptions.

The funds are to be used to explore, including core drilling, the recently acquired Haut Plateau property located in east-central Quebec. The property hosts a new, Voisey's Bay-type nickel-copper-cobalt discovery made by Falconbridge Limited in 2001. A network of roads, railways and power lines developed to service Quebec-Labrador iron ore mines and hydro generation plants provides excellent infrastructure for mineral development.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901
(previously Form 61)

British Columbia Securities Commission

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-5393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange Issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an

issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.

(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).

(d) The discussion must be factual, balanced and non-promotional.

(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;

(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;

(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;

(d) material write-off or write-down of assets;

(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;

(f) material contracts or commitments;

(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);

(h) material terms of any existing third party investor relations arrangements or contracts including:

i. the name of the person;
ii. the amount paid during the reporting period; and
iii. the services provided during the reporting period;

(i) legal proceedings;

(j) contingent liabilities;

(k) default under debt or other contractual obligations;

(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;

(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;

(n) management changes; or

(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*

(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.

(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)

BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements

BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
ROCKWELL VENTURES INC.			FEB. 28, 2002	2002 APR 29
ISSUER ADDRESS				
1020 – 800 WEST PENDER STREET				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 2V6	604-684-8094	604-684-6365
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
BILL CAUGHILL		CONTROLLER		604-684-6365
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		
billc@hdgold.com		www.hdgold.com		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	ROBERT G. HUNTER	2002 APR 29
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	RONALD W. THIESSEN	2002 APR 29

ROCKWELL VENTURES INC.
QUARTERLY REPORT
FEBRUARY 28, 2002

SCHEDULE A: **FINANCIAL STATEMENTS**
See Consolidated Financial Statements

SCHEDULE B: **SUPPLEMENTARY INFORMATION**

1. Analysis of expenses and deferred costs:

(a)

Office and administration

Salaries – administration and support staff	$ 107,556
Management fees	87,193
Office expenses	25,373
Telephone and communications	8,332
Insurance	3,652
Bank and interest charges	1,127
	$ 233,233

(b)

Exploration costs: See Schedule A, statement

2. Related party transactions: See Schedule A, note 7

3. Summary of securities issued and options granted during the period: See Schedule A, note 6

4. Summary of securities as at the end of the period: See Schedule A, note 6

5. List of directors:
   - Rene G. Carrier
   - Scott. D. Cousens
   - Robert A. Dickinson
   - Gordon J. Fretwell
   - Jeffrey R. Mason
   - Douglas B. Silver
   - Ronald W. Thiessen

SCHEDULE C: **MANAGEMENT DISCUSSION AND ANALYSIS**

Rockwell Ventures Inc. is a natural resource company engaged in the acquisition and exploration of mineral properties. The Company holds an option to earn a 60% participating interest in the Haut Plateau property in Quebec from Falconbridge Limited and a 100% interest in the Ricardo Property in Chile.

Haut Plateau Project, Québec

The Haut Plateau property is located in the Haut Plateau de la Manicouagan region of Quebec, approximately 170 km north-northwest of the port of Sept-Iles on the north shore of the St. Lawrence River. The project is central to a network of roads, railways and power lines developed to service Quebec-Labrador iron ore mines and hydro generation plants, providing excellent infrastructure for mineral development.

Since Rockwell acquired the option to earn a 60% participating interest in the property from Falconbridge in November 2001, an additional 33,000 hectares of ground has been staked. The property holdings now cover some 82,000 hectares.

The Haut Plateau area is underlain by the Manicouagan Intrusive Complex, consisting of extensive areas of mafic and ultramafic rocks that have intruded sulphide-bearing metasedimentary rocks. Exploration by Falconbridge from 1998 – 2000 at Haut Plateau resulted in the discovery of three nickel-copper-cobalt showings – the Barre de Fer, PYC and Forgues zones. In April-May 2001, Falconbridge drilled seven core holes at Barre de Fer and PYC, returning excellent results. Drilling at Barre de Fer intersected significant nickel-copper-cobalt mineralization within massive sulphide breccia veins and in intervals of disseminated sulphides. The massive sulphide veins are characterized by intersections including 3.75 m grading 1.47% Ni, 0.27% Cu and 0.11% Co at 19 m depth and 5.8 m grading 1.58% Ni, 0.58% Cu and 0.12% Co at 94.6 m depth in hole 151-01, and 10.4 m of 1.32% Ni, 0.51% Cu and 0.09% Co at 189.7 m depth in hole 151-06. Intersections of disseminated sulphides include 28.6 m grading 0.53% Ni, 0.27% Cu and 0.04% Co in hole 151-04.

Rockwell completed a drill program at Haut Plateau subsequent to the end of the quarter in March–April 2002. The 2002 drill program targeted the Barre de Fer zone, and was designed to test the continuity of mineralization over 200 m of strike and 200 m down dip. Seven new holes and an extension of one Falconbridge hole (151-05), a total of 1,771 m, were drilled and confirmed strong grades in the massive sulphide breccia veins and continuity of the mineralization.

Details of the results of the recent program are reported in the Company's news release of April 23, 2002. For example, hole 2002 intersected breccia veins, including 4.15 m of 2.34% Ni, 0.54% Cu and 0.17% Co at 39.5 m depth and 7.4 m of 1.71% Ni, 1.11% Cu and 0.12% Co at 141.6 m depth. Other holes (hole 151-05 extension and hole 2005) intersected broad zones of disseminated mineralization, like in Falconbridge hole 151-04, occurring down dip of the massive sulphide breccia veins and hosted by a previously unknown norite intrusion. The massive sulphide veins and disseminated mineralization are thought to be genetically related. Nickel grades of the sulphide in the norite are similar to that in the veins when back calculated to 100% sulphide, indicating that the mineralized norite intrusion is the probable magmatic source of the massive sulphide veins.

The Haut Plateau project is a highly prospective geological setting for Voisey's Bay type nickel-copper-cobalt deposits, as demonstrated by the excellent exploration results to date. Rockwell and Falconbridge are planning an aggressive next phase for the summer of 2002 that would include drilling to extend the massive sulphide vein system and mineralized norite intrusion at Barre de Fer, and also initiate exploration over ground that has been staked since Rockwell acquired its option on the property. An airborne electromagnetic geophysical survey over a portion of the property will be underway shortly.

Ricardo, Chile

Rockwell owns the Ricardo Property, a porphyry copper prospect, located nearby the large Chuquicamata copper mine in Chile. Rockwell is seeking new partners to conduct exploration at Ricardo, and in the interim pays annual taxes and fees to retain the property. The property is currently in good standing until March 31, 2003.

On January 7, 2002, Rockwell announced that its wholly owned subsidiary, Minera Ricardo Resources Inc. S.A., had been granted water exploration rights over 553 hectares on the southwestern portion of the Ricardo property. Acquisition of water rights in the Calama district of the Atacama desert are of critical importance because of the water requirements of existing and projected mining operations in the area. Based on the estimated water flow rate per second, the current average price is US$60,000 per litre per second, and as such has great potential value to the Company. The Company is currently carrying out geophysics and other drill target reconnaissance work in preparation for drill testing for water.

Market Trends

The number one use of nickel is in the production of stainless steel. This industry made significant cuts in 2001, and as a result, nickel prices decreased significantly, particularly between May and October. As with copper and other base metals, prices were expected to increase with improving economic conditions in 2002, and have already done so. Some analysts now forecast a market deficit for nickel during the period of 2003-2004 as stainless steel production ramps up with improving economic conditions, but supply, particularly from Russia, is uncertain. As a result, prices of US$3.85 or more are forecast for that period.

Due to the economic slowdown in the United States and elsewhere in 2001, and the additional economic uncertainties created by the terrorist events in September 2001, copper prices averaged about US$0.72 for the year. Analysts forecast that prices would increase as economic conditions recovered in mid 2002, however, improvements began early in the year. The average price for 2002 is expected to be US$0.75, increasing to US$0.95 or above over the 2003-2005 period.

Recent drilling at Haut Plateau returned good cobalt grades. Cobalt is generally mined as a by-product, from volcanic hosted copper-nickel-cobalt deposits, sediment hosted copper-cobalt deposits, etc. It is a key component of super alloys used in the production of aircraft gas turbine engines, in wear-resistant applications such as cutting tools, and in a variety of other metallic and chemical applications. Cobalt prices in 2002 have been low, at about US$6.00 per pound.

Financial review

At February 28, 2002, the Company had working capital of $1.0 million as compared to $204,354 at the end of the second quarter. There are 50,318,400 outstanding common shares.

On December 14, 2001, the Company announced that it had privately placed with management and others, 6,250,000 flow-through units at $0.16 per unit; part of the financing is subject to a finder's fee. On January 17, 2002, the Company announced that it had completed the financing, and had placed more units than originally envisaged. The private placement comprises 6,398,000 flow-through units at $0.16, each flow-through unit consisting of one flow-through common share and one non flow-through share purchase unit. Each unit enables the purchaser to purchase one common share at $0.16 until January 4, 2003. Rockwell also placed 147,500 non flow-through units at $0.16 per unit, each with a share purchase warrant exercisable into a common share at $0.16 until July 4, 2003. The shares issued on the financing and pursuant to exercise of the warrant are subject to a hold period until May 4, 2002. The finder's fee for the financing was $62,500.

The Haut Plateau option was acquired under a mineral properties transfer agreement ("MPTA") with two non-arms length parties, Amarc Resources Ltd. ("Amarc") and Hunter Dickinson Group Inc. ("HDG"), announced on November 27, 2001 and completed December 31, 2001. Pursuant to the MPTA, Rockwell will have the right to operate and, at its option, acquire a 60% participating joint venture interest in the Haut Plateau property by incurring $10 million in staged exploration expenditures by April 30, 2006. The first $1 million of expenditures is to be expended by April 30, 2002. Upon Rockwell earning a 60% interest, a joint venture will be formed with each party paying its proportionate share of exploration expenses. Falconbridge has a back-in right to convert its 40% interest to a 60% interest by completing and funding a positive bankable feasibility study and arranging the debt financing and requisite completion guarantees for development of a mine.

Due to the uncertainty of securing sufficient financing in time to meet the first year earn-in requirements on its previously held Fox River Project, the Company entered into the above-mentioned property reorganization agreement with HDG and Amarc. Under the agreement, Amarc took over the Fox River project by assuming exploration costs on recent work programs, and Amarc agreed to issue to Rockwell up to 1,000,000 Amarc common share purchase warrants in tranches of 200,000 warrants upon completion of each $2.5 million of expenditures on the Property. The initial two year warrants will be exercisable at $1.00 but for each additional tranche, the exercise price will increase by $0.25. Rockwell received the first tranche of share purchase warrants from Amarc in the third quarter, exercisable until December 31, 2003 at $1.00 per share. Prior to May 1, 2002, shares issued on exercise of the warrants will be subject to a hold period to that date.

Subsequent to the end of the quarter on March 6, 2002, the Company announced that it had reached agreement in principle with private investors comprising sophisticated purchasers and accredited financial institutions in the Middle East and Europe to privately place 3,125,000 non flow-through and in Canada 1,875,000 flow-through Units at a price of $0.16 per Unit. Each Unit will comprise one common share and a share purchase warrant exerciseable to purchase an additional share at a price of $0.16, for an additional eighteen month period for the non flow-through units and a twelve month period for the flow-through units from the date of issuance. The flow-through Unit consists of one flow-through common share and one non flow-through warrant. This financing was completed on April 23, 2002 and 2,500,000 non flow through and 1,343,750 flow through units were issued. The financing, which received regulatory approval on April 19, 2002, is subject to placement fees in accordance with Canadian Venture Exchange policies.

Results of Operations

The Company's operating loss for the nine months ended February 28, 2002 was $779,115 as compared to $493,587 at the end of the previous fiscal quarter.

Expenses of a periodic or administrative nature have increased in fiscal 2002 but exploration expenses have decreased from last year when exploration was underway on the Pedra Branca Project. As a result, overall expenses in the first nine months of fiscal 2002 are $815,892 as compared to $2,526,053 over the same period in fiscal 2001. Expenses have decreased slightly in the third quarter to $235,311, from $244,352 and $251,162 in the previous two quarters, but will increase in the fourth quarter due to the exploration program at the Haut Plateau Project that began in March 2002.

The main expenditures in the year to date have been on exploration, office and administration, and legal and audit. Office and administration costs have decreased from the previous quarter when year-end reporting activities and negotiations to acquire the Haut Plateau property were underway ($50,225 - Q3; $108,670 – Q2) but Legal, Accounting and Audit costs have increased slightly ($38,505 – Q3; $34,903 – Q2) related to the financings that were completed in the third quarter.

Exploration expenses of $126,026 were incurred in the third quarter, compared to $85,629 in the previous quarter. In the year to date, $396,443 has been spent on exploration of which $137,407 was spent on the Ricardo Property and $184,908 on the Haut Plateau Property. There was also $74,128 in costs on the Pedra Branca Property, which have been included in total exploration expenses for the period. The Company has relinquished its option on the Pedra Branca Property.

Exploration costs for the Ricardo Property were for site expenses, mainly related to maintaining the office in Chile (site activities - $84,632) and making preparations to conduct geophysical surveys and test drilling for water on the property.

Expenditures on the Haut Plateau Property have mainly been directed toward staking ($30,000) to acquire some 33,000 hectares of additional ground, property fees ($60,000) to maintain the substantial (82,000 hectare) land package, and geological wages ($38,393) for an independent technical report for the property and to plan the 2002 exploration program. Travel expenditures ($12,494) are also mainly associated with completion of a site visit for the independent technical report in the second quarter, and costs associated with site activities ($25,708) are for preparations for the drill program that began in March 2002.

Related Party Transactions

Hunter Dickinson Inc. ("HDI") of Vancouver, British Columbia carries out geological, corporate development, investor services, administrative and management activities for the Company. HDI is paid for these services on a cost-recovery basis. In the nine months ending February 28, 2002, Rockwell paid HDI $279,673, as compared to $226,104 to the end of the previous quarter. During the same period, Rockwell reimbursed Hunter Dickinson Group Inc. $165,928 for costs incurred on the Haut Plateau Property in the fiscal year to date, as compared to $155,727 in the first six months of fiscal 2002.

Euro-American Capital has provided management services costing $19,287 over the nine months in fiscal 2002, as compared to $16,870 in the first six months of the fiscal year.

Gordon J. Fretwell Law Corporation has provided legal services costing $36,169 over the nine months in fiscal 2002, as compared to $15,576 over the first six months of the fiscal year.

ROCKWELL VENTURES INC.

Corporate Directory

Officers

Robert A. Dickinson
Chairman

Ronald W. Thiessen
President and Chief Executive Officer

Jeffrey R. Mason
Chief Financial Officer

Gordon J. Fretwell
Secretary

Directors

Rene G. Carrier
Scott. D. Cousens
Robert A. Dickinson
Gordon J. Fretwell
Jeffrey R. Mason
Douglas B. Silver
Ronald W. Thiessen

Corporate Office and Investor Services

Rockwell Ventures Inc.
1020 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6
Telephone: (604) 684-6365
Facsimile: (604) 681-2741
Toll Free: 1-800-667-2114
E-Mail: info@hdgold.com
Web site: www.hdgold.com

Attorney

Gordon J. Fretwell Law Corporation
920 – 800 West Pender Street
Vancouver, British Columbia
Canada V6C 2V6

Auditors

Davidson & Company
Chartered Accountants
Suite 1270-609 Granville Street
Vancouver, British Columbia
Canada V7Y 1G6

Transfer Agent

Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Bank

Canadian Imperial Bank of Commerce
400 Burrard Street
Vancouver, British Columbia
Canada V6C 3A6

Listings

Canadian Venture Exchange – RCW
NASD Over-the-Counter Bulletin Board - RCKVF

Share Capitalization
(as at February 28, 2002)

Common Authorized:	100,000,000
Issued:	50,318,400